FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JULY 30, 2009

BAYTEX COMPLETES ASSET ACQUISITION IN SOUTHWEST SASKATCHEWAN

CALGARY, ALBERTA (July 30, 2009) – Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce completion of the previously announced acquisition of predominantly heavy oil assets located in the Kerrobert and Coleville areas of Southwest Saskatchewan, plus certain natural gas assets located in the Ferrier area of west central Alberta.

Aggregate cash consideration for the acquisition was $86.2 million, net of adjustments such as net operating income for the interim period from May 1, 2009 to July 30, 2009 and prepaid items.  Net operating income for the interim period was approximately $7.6 million.

The acquired assets are expected to produce approximately 3,000 boe/d (72% heavy oil and 28% natural gas) for the remainder of 2009.  Proved plus probable reserves (as evaluated by Baytex effective April 30, 2009) are estimated to be approximately 10.2 million boe.  The acquired assets include approximately 47,700 net acres of developed land and 63,300 net acres of undeveloped land in the greater Lloydminster area, where Baytex already possesses significant operating infrastructure.  We expect the acquisition to be accretive to all material operating and financial metrics.

Baytex is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex's trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's unitholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to: production from the acquired assets for the remainder of 2009, the proved plus probable reserves of the acquired assets, the accretion of the asset acquisition, and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about future events, conditions, results of operations or performance.  In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.

Baytex Energy Trust
Press Release
July 30, 2009

These forward-looking statements are based on certain key assumptions regarding, among other things: oil and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to:  general economic, market and business conditions; industry capacity; fluctuations in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; changes in income tax laws, royalty rates and incentive programs relating to the oil and gas industry and income trusts; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2008, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Trust Anthony Marino, President & Chief Executive Officer Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer Telephone: (403) 538-3639 Cheryl Arsenault, Investor Relations Representative Telephone: (403) 267-0761
Toll Free Number: 1-800-524-5521 Website: www.baytex.ab.ca